UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ACTIONS SEMICONDUCTOR CO., LTD

(Name of Subject Company (Issuer))

ACTIONS SEMICONDUCTOR CO., LTD

(Name of Filing Persons (Issuer and Offeror))

ORDINARY SHARES, PAR VALUE $0.000001 PER SHARE
AMERICAN DEPOSITARY SHARES

(Title of Class of Securities)

00507E107

(CUSIP Number of Class of Securities)

I-Hung (Nigel) Liu, Chief Financial Officer
No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone
Zhuhai, Guangdong, 519085
The People’s Republic of China
Telephone: +86 (756) 339-2353

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Eva H. Wang, Esq. Alexandra J. Yin, Esq. Fenwick & West LLP Unit 908, Kerry Parkside 1155 Fang Dian Road Pudong, Shanghai 201204 The People’s Republic of China +86 (21) 8017-1200	William L. Hughes, Esq. Jen J. Huang, Esq. Fenwick & West LLP 555 California Street San Francisco, California 94104 +1 (415) 875-2300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$32,200,000	$3,742

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount assumes the purchase of 84,000,000 ordinary shares, $0.000001 par value per share (the “Shares,” including Shares represented by American Depositary Shares, each representing six Shares (the “ADSs”)), at the maximum purchase price of $23/60 per Share (or $2.30 per ADS).
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $1,953	Filing Party: Actions Semiconductor Co. Ltd
Form of Registration No.: Schedule TO	Date Filed: August 24, 2015
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer).

INTRODUCTION

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 24, 2015 (the “Schedule TO”), relating to the offer by Actions Semiconductor Co., Ltd, an exempted company incorporated under the laws of the Cayman Islands (the “Company,” “we,” “our” or “us”), to purchase for cash up to 48,000,000 of its ordinary shares, $0.000001 par value per share (the “Shares”) (including Shares represented by American Depositary Shares (the “ADSs”)). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 24, 2015 (the “Original Offer to Purchase”), as supplemented and amended by the Supplement to the Offer to Purchase, dated September 11, 2015 (the “Supplement” and together with the Original Offer to Purchase, the “Offer to Purchase”), and the related Amended Letter of Transmittal. The Original Offer to Purchase was filed with the Schedule TO as Exhibit (a)(1)(i), and the Supplement and the Amended Letter of Transmittal are being filed herewith as Exhibits (a)(1)(vi) and (a)(1)(vii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

The purpose of this Amendment is to amend and supplement the Offer by (i) amending the price at which the Company is offering to purchase the Shares (including Shares represented by ADSs) in the Offer to a purchase price of not greater than US$23/60 per Share (or US$2.30 per ADS) nor less than US$20/60 per Share (or US$2.00 per ADS), net to the seller in cash, less any applicable withholding taxes and, in the case of ADSs, less a cancellation fee of US$0.05 per ADS accepted for purchase in the Offer that will be paid to JPMorgan Chase Bank, N.A., the Company’s ADS Depositary (the “ADS Depositary”) and without interest, upon the terms and subject to the conditions described in the Offer to Purchase; (ii) increasing the maximum number of Shares (including Shares represented by ADSs) that the Company may purchase in the Offer to 84,000,000 Shares (including Shares represented by ADSs); and (iii) extending the expiration date of the Offer from 5:00 p.m., Eastern Daylight Saving Time, on Tuesday, September 22, 2015 to 5:00 p.m., Eastern Daylight Saving Time, on Tuesday, September 29, 2015, unless otherwise extended, withdrawn or terminated.

The information in the Offer to Purchase and the related Letter of Transmittal, as amended, is incorporated herein by reference in response to all of the items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

Item 4. Additional Information.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:

The Company today announced that it is increasing both the purchase price and the number of Shares (including Shares represented by ADSs) sought in its previously announced modified “Dutch Auction” tender offer for Shares (including Shares represented by ADSs). The Company is now offering to purchase up to 84,000,000 Shares (including Shares represented by ADSs) at a purchase price of not greater than US$23/60 per Share (or US$2.30 per ADS) nor less than US$20/60 per Share (or US$2.00 per ADS), net to the seller in cash, less any applicable withholding taxes and, in the case of ADSs, less a cancellation fee of US$0.05 per ADS accepted for purchase in the Offer that will be paid to the ADS Depositary and without interest, upon the terms and subject to the conditions described in the Offer to Purchase. Previously, the Company offered to purchase for cash up to 48,000,000 Shares (including Shares represented by ADSs) at a purchase price not greater than US$21/60 per Share (or US$2.10 per ADS) nor less than US$18/60 per Share (or US$1.80 per ADS). The maximum aggregate purchase price has been increased from US$16,800,000 to US$32,200,000. In addition, the Company extending the expiration date of the Offer from 5:00 p.m., Eastern Daylight Saving Time, on Tuesday, September 22, 2015 to 5:00 p.m., Eastern Daylight Saving Time, on Tuesday, September 29, 2015, unless otherwise extended, withdrawn or terminated.

Item 11. Additional Information.

(c) The Offer to Purchase; Letter of Transmittal; Notice of Guaranteed Delivery; Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees; Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees that were previously filed with the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iii), (a)(1)(iv) and (a)(1)(v), respectively (the “Exhibits”), are being amended and/or supplemented by the Supplement to the Offer to Purchase dated September 11, 2015, filed herewith as Exhibit (a)(1)(vi); the Amended Letter of Transmittal, filed herewith as Exhibit (a)(1)(vii); the Amended Notice of Guaranteed Delivery, filed herewith as Exhibit (a)(1)(viii); the Supplemental Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, filed herewith as Exhibit (a)(1)(ix); and the Supplemental Letters to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, filed herewith as Exhibit (a)(1)(x).

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
a(1)(vi)	Supplement to Offer to Purchase, dated September 11, 2105	Filed herewith	—	—
a(1)(vii)	Amended Letter of Transmittal (including IRS Forms W-9 and W-8BEN and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).	Filed herewith	—	—
a(1)(viii)	Amended Notice of Guaranteed Delivery.	Filed herewith	—	—
a(1)(ix)	Supplemental Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.	Filed herewith	—	—
a(1)(x)	Supplemental Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.	Filed herewith	—	—
a(5)(iii)	Press Release, dated September 11, 2015.	6-K	99.1	9/11/2015
a(5)(iv)	Summary Advertisement in Connection with the Supplement to the Offer.	Filed herewith	—	—

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTIONS SEMICONDUCTOR CO., LTD

/s/ NIGEL LIU

Name: Nigel Liu
Title:  Chief Financial Officer

Date: September 11, 2015

Index to Exhibits

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
a(1)(i)	Offer to Purchase, dated August 24, 2015.	Schedule TO-I	a(1)(i)	8/24/2015
a(1)(ii)	Letter of Transmittal (including IRS Forms W-9 and W-8BEN and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).	Schedule TO-I	a(1)(ii)	8/24/2015
a(1)(iii)	Notice of Guaranteed Delivery.	Schedule TO-I	a(1)(iii)	8/24/2015
a(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.	Schedule TO-I	a(1)(iv)	8/24/2015
a(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.	Schedule TO-I	a(1)(v)	8/24/2015
a(1)(vi)	Supplement to Offer to Purchase, dated September 11, 2105	Filed herewith	—	—
a(1)(vii)	Amended Letter of Transmittal (including IRS Forms W-9 and W-8BEN and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).	Filed herewith	—	—
a(1)(viii)	Amended Notice of Guaranteed Delivery.	Filed herewith	—	—
a(1)(ix)	Supplemental Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.	Filed herewith	—	—
a(1)(x)	Supplemental Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.	Filed herewith	—	—
a(5)(i)	Summary Advertisement, dated August 24, 2015.	Schedule TO-I	—	8/24/2015
a(5)(ii)	Press Release, dated August 24, 2015.	Form 6-K	99.1	8/24/2015
a(5)(iii)	Press Release, dated September 11, 2015.	Form 6-K	99.1	9/11/2015
a(5)(iv)	Summary Advertisement in Connection with the Supplement to the Offer.	Filed herewith	—	—
(b)	None.	—	—	—
d(1)	2007 Equity Performance and Incentive Plan.	S-8	4.5	7/24/2008
d(2)	Amended and Restated 2007 Equity Performance and Incentive Plan.	20-F	4.1	4/30/2010
d(3)	Second Amended and Restated 2007 Equity Performance and Incentive Plan.	S-8	4.5	6/09/2011
d(4)	Third Amended and Restated 2007 Equity Performance and Incentive Plan.	20-F	4.1	12/25/13
d(5)	Form of Restricted Share Unit Agreement.	Schedule TO-I	d(5)	8/20/14

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
d(6)	Form of Stock Option Agreement.	Schedule TO-I	d(6)	8/20/14
d(7)	Amended and Restated Deposit Agreement among the Company, JP. Morgan Chase Bank, N.A., as depositary, and holders from time to time of the American Depositary Shares issued thereunder.	F-6	99.(A)	1/15/14
(g)	None.	—	—	—
(h)	None.	—	—	—